SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

☐	Transaction report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     (no fee required)

For the transition period from _____________________ to _____________________

Commission file number _______________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AUTOLIV ASP, INC.

EMPLOYEE SAVINGS AND
INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AUTOLIV, INC.

World Trade Center
Klarabergsviadukten 70, SE-1C7 24
Stockholm, Sweden
Telephone number, including area code: +46 8 587 20 600

AUTOLIV ASP, INC. EMPLOYEE SAVINGS AND INVESTMENT PLAN

Audited Financial Statements and Schedule
As of December 31, 2002 and 2001 and for the year ended
December 31, 2002

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Audited Financial Statements and Schedule

As of December 31, 2002 and 2001 and for the Year Ended December 31, 2002

Report of Independent Auditors

Savings Trust Investment Committee
  and Savings Plan Administrative Committee
Autoliv ASP, Inc.

We have audited the accompanying statements of net assets available for benefits of the Autoliv ASP, Inc. Employee Savings and Investment Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Salt Lake City, Utah
June 2, 2003

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001

Assets
Investments	$145,916,701	$151,854,864
Contributions receivable
Participant	201,678	266,310
Employer	80,028	88,351

Total receivables	281,706	354,661
Accrued interest receivable	118,376	129,357

Net assets available for benefits	$146,316,783	$152,338,882

See accompanying notes.

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions
Investment loss:
Net depreciation in fair value of investments	$(15,558,709)
Interest income	660,278
Dividend income	325,810

(14,572,621)
Contributions:
Participants	13,345,832
Employer	4,712,755
Rollover contributions by participants	886,081

18,944,668

Total additions	4,372,047
Deductions
Withdrawals by participants	10,192,159
Administrative expenses	201,987

10,394,146

Net decrease	(6,022,099)
Net assets available for benefits:
Beginning of year	152,338,882

End of year	$146,316,783

See accompanying notes.

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Notes to Financial Statements

December 31, 2002

1. Description of Plan

The following description of the Autoliv ASP, Inc. Employee Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to afford them an opportunity to acquire an equity interest in Autoliv, Inc. The Plan is subject to the provisions of the Internal Revenue Code (the “Code”), section 401(a) and to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Substantially all domestic employees (other than those covered by a collective bargaining agreement, which does not provide for Plan participation) of Autoliv ASP, Inc. (the “Company”) are eligible to participate in the Plan. Employees become eligible participants upon date of hire, without satisfying any age or service requirements.

Contributions

Participation in the Plan is voluntary. Participants make contributions to the Plan for any whole percentage up to a maximum of 14% of base pay, not to exceed the Internal Revenue Service limit. The Company contributes an amount equal to 50% of the first 6% of participants’ contributions, adjusted for any current forfeitures and reinstatement of prior forfeitures. Participants can elect to treat their contributions on a before and/or after-tax basis.

Participants’ Company contributions are allocated among any of ten investment fund options in accordance with participants’ elections. Participants may transfer amounts from one investment fund to another.

Unless the Plan is otherwise notified, all employees who have elected to participate are automatically enrolled into the MFO Autoliv Fixed Return Fund at a contribution rate of three percent of base pay.

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged with an allocation of administrative expenses not covered by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are 100% vested in their contributions and participant earnings, if any, thereon. Company contributions and earnings thereon become vested to the participant as follows:

Years of Vesting Service in Plan	Percentage Vested

Less than 1	0%
1 but less than 2	33
2 but less than 3	66
3 or more	100

Notwithstanding the preceding schedule, Company contributions will become 100% vested upon death, total disability from performing normal duties or termination of employment when eligible to retire under the provisions of a qualified Company pension plan.

That portion of the participants’ Company contribution accounts which is not vested at the time of termination of employment is forfeited. Amounts forfeited are applied to subsequent Company contributions under the Plan. Forfeitures are restored within 30 days of reemployment once certain conditions are met.

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain Internal Revenue Service and Plan restrictions, and each loan is secured by the participant’s account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The interest rate on loans is the Trustee’s prime rate, plus 1%. Loan interest rates are reviewed monthly and adjusted prospectively. Principal and interest is paid notably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a ten-year period.

Administrative Expenses

The majority of administrative and general expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate, amend, modify or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan, and the Company contribution account for each participant will become 100% vested and nonforfeitable.

2. Significant Accounting Policies

Investment Valuation and Income Recognition

All of the Plan investments are held in trust at the Northern Trust Company. The Northern Trust Company acts as the Plan’s trustee and record keeper and is the custodian of the Autoliv Inc. common stock fund.

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Investments in common stock are recorded at fair value as determined by quoted prices in active markets.

Shares of mutual funds are valued at quoted market prices, which represents the net asset values of shares held by the Plan at year-end.

Pooled separate accounts are recorded at fair value as determined by independent pricing services based on the current market values of the underlying assets.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The fair value of the investment contracts at December 31, 2002 and 2001 approximates contract value. The average yield was approximately 5.18% in 2002 and 6.06% in 2001. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than zero and was 6.20% and 6.30% at December 31, 2002 and 2001.

Short-term investment fund units are purchased daily for any uninvested cash. These units are valued at par, which is equal to the redemption value.

Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Notes to Financial Statements (continued)

3. Investments

During 2002, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Net Realized and
Unrealized
Appreciation
(Depreciation) in
Fair Value
During the Year

Fair value as determined by quoted market prices:
Autoliv, Inc. common stock	$583,031
Mutual funds	(13,735,772)
Fair value as determined by independent pricing services:
Pooled separate accounts	(2,135,525)
Guaranteed investment determined by contract:
Investment contract	(223,230)
Fair value determined to be redemption value:
Short-term investment fund	(47,213)

$(15,558,709)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2002	2001

New York Life Fixed Return Fund	$60,785,843	$54,171,654
MFO BT Pyramid EQTY Index Fund	36,651,249	47,013,882
MFO BT Pyramid Russell 2001 EQTY	8,926,381	10,154,215
Autoliv, Inc. Common Stock	15,418,406	15,677,055
Participant Loans	8,580,957	8,273,424

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 14, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Party in-Interest Transactions

During 2002, the Plan received dividends from Autoliv, Inc. of $325,810. Purchases of Autoliv, Inc. common stock amounted to $1,953,893 and sales of Autoliv, Inc. common stock were $3,050,483 in 2002.

Supplemental Schedule

Autoliv ASP, Inc. Employee Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN 36-3640053, Plan 036

December 31, 2002

		(c)
		Description of
		Investments,
		Including Maturity
	(b)	Date, Rate of
	Identity of Issue, Borrower, Lessor	Interest, Par or	(e)
(a)	or Similar Party	Maturity Value	Current Value

	Pooled Separate Accounts
*	Northern Trust Pre-Mixed Fund A		$1,698,990
*	Northern Trust Pre-Mixed Fund B		3,313,865
*	Northern Trust Pre-Mixed Fund C		4,371,497

			9,384,352
	Mutual Funds
	MFO BT Pyramid EQTY Index Fund	5,563,317 shares	36,651,249
	MFO Bankers TR Daily INTL EAFE Fund	460,363 shares	2,705,687
	MFO BT Pyramid Russell 2001 EQTY	1,130,083 shares	8,926,381
	MFB NTGI COLTV Daily Aggregate	111,426 shares	2,143,832
*	MFB Northern Instl Fds Mid Cap Growth Fund	162,624 shares	1,181,984

			51,609,133
	New York Life Fixed Return Fund	4,359,416 shares	60,785,843
*	Autoliv, Inc. Common Stock	736,681 shares	15,418,406
	USD Short Term Investment Fund	138,010 shares	138,010
*	Participant Loans	Interest rates ranging from 5.25% to 11.5%, maturing through 2012	8,580,957

			$145,916,701

*	Party-in-interest to the Plan

All investments are participant directed. Accordingly, column (d) “cost” is not applicable.